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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 -   65829

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2016___ AND ENDING ___12/31/2016___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   GLOBAL OAK CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   360 CONCORD STREET
                                         (No. and Street)

CHARLESTON	SC	29401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   MARCUS MARTIN   843 277-8278
                                                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   FGMK LLC
                          (Name -- if individual, state last, first, middle name)

333 West Wacker Drive 6th floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information
                       contained in this form are not required to respond unless the form displays
                       a currently valid OMB control number.*

OATH OR AFFIRMATION

I, MARCUS MARTIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL OAK CAPITAL MARKETS, LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

JANICE PARISE
Notary Public, State of New York
No. 41-4998956
Qualified in Queens County
Commission Expires July 9, 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Global Oak Capital Markets LLC

Financial Statement and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 December 31, 2016



Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Global Oak Capital Markets LLC

We have audited the accompanying statement of financial condition of Global Oak Capital Markets LLC as of December 31, 2016. This financial statement is the responsibility of Global Oak Capital Markets LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Global Oak Capital Markets LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

FGMK, LLC

Chicago, Illinois
February 22, 2017

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

Global Oak Capital Markets LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	26,933
Receivables from brokers and dealers		21,860
Prepaid expenses		3,709
Due from Member		1,500
Total assets	$	54,002

Liabilities and Member's Equity

Accounts payable and other accrued expenses	$	36,349
Total liabilities		36,349
Member's equity		17,653
Total Liabilities and Member's Equity	$	54,002

The accompanying notes are an integral part of this statement.

1. **Nature of Business**

   Global Oak Capital Markets LLC, ("the Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company acts as a wholesaler and markets/distributes securities to other broker dealers.

   The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

2. **Summary of Significant Accounting Policies**

   The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

   Management Estimates and Assumptions
   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty: accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

   Revenue Recognition
   The Company recognizes revenue from success fees upon completion of the transactions and advisory fees over the life of the underlying agreement at the time work is performed and services are rendered. In addition, commission income and related expenses are recorded on a trade date basis.

   Cash and Cash Equivalents
   The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided. All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

   Accounts Receivable and Allowances for Uncollectible Accounts
   Accounts receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectable accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of December 31, 2016.

See Report of Independent Registered Public Accounting Firm.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Income Taxes

The Company is a limited liability company for federal and state income tax purposes. As such, it does not pay taxes. Members are taxed individually on their share of Company earnings for federal and for state income tax purposes.

Subsequent Events

Subsequent to year end, the Company received $150,000 of additional capital contributions.

The Company has evaluated and noted no OTHER events or transactions that have occurred after December 31, 2016 through the date that the financial statements were issued, that would require recognition or disclosure in the financial statements.

3. **Financial Instruments with Off-Balance Sheet Risk and Contingencies**

The Company may engage in various corporate financing and investment banking activities in which counterparties primarily include broker-dealer, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The risk of credit default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash and cash equivalents, deposit with clearing broker, due from related parties, and accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

4. **Net Capital Requirements**

As a registered broker-dealer, Global Oak Capital Markets LLC is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined shall not exceed 1500%. At December 31, 2016, net capital of $12,444, exceeded the required net capital minimum of $5,000 by $7,444.

See Report of Independent Registered Public Accounting Firm.